----------
 FORM 3
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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                   INITIAL STATEMENT OF BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
-------------------------------------- -------------------------- ------------------------------------------------------------------
1. Name and Address                    2. Date of Event           3. Issuer Name and Ticker or Trading Symbol
   of Reporting Person*                   Requiring Statement
                                          (Month/Day/Year)           Environmental Power Corporation (POWR)
   Benjamin Brant                         7/23/2001
-------------------------------------- -------------------------- ------------------------------------------------------------------
   (Last)  (First)  (Middle)           3. I.R.S. Identification   5. Relationship of Reporting                  6. If Amendment,
                                          Number of Reporting        Person(s) to Issuer                           Date of Original
   1767 Denver West Boulevard,            Person, if an entity       (Check all applicable)                        (Month/Day/Year)
   Suite 15                               (Voluntary)
-------------------------------------- --------------------------
   (Street)                                                       ___  Director              _X_  10% Owner     7. Individual or
                                                                  ___  Officer               ___  Other            Joint/Group
   Golden   CO    80401                                                (give title below)         (specify         Filing
                                                                                                  below)           (Check Applicable
                                                                                                                   Line)
-------------------------------------- -------------------------- ---------------------------- -----------------
   (City) (State) (Zip)                                                                                            _X_ Form Filed by
                                                                                                                       One Reporting
                                                                                                                       Person

                                                                                                                   ___ Form Filed by
                                                                                                                       More than One
                                                                                                                       Reporting
                                                                                                                       Person

-------------------------------------- ---------------------------------------------------------------------------------------------
                                                            TABLE I. - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
-------------------------------------- ---------------------------------------------------------------------------------------------
1.  Title of Security                  2. Amount of Securities    3. Ownership form: Direct (D)                 4. Nature of
    (Instr. 4)                            Beneficially Owned         or Indirect (I)  (Instr. 4)                   Indirect
                                          (Instr. 4)                                                               Beneficial
                                                                                                                   Ownership
                                                                                                                   (Instr. 5)
-------------------------------------- -------------------------  --------------------------------------------- --------------------
Common Stock                           1,959,411                                 D
-------------------------------------- -------------------------  --------------------------------------------- --------------------
Series B Convertible Preferred Stock   70,178.5 (1)                              D
-------------------------------------- -------------------------  --------------------------------------------- --------------------

-------------------------------------- -------------------------  --------------------------------------------- --------------------

-------------------------------------- -------------------------  --------------------------------------------- --------------------

-------------------------------------- -------------------------  --------------------------------------------- --------------------

-------------------------------------- -------------------------  --------------------------------------------- --------------------

-------------------------------------- -------------------------  --------------------------------------------- --------------------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see  Instruction 5(b)(v).
                                                                                                                              (Over)
                                                                                                                     SEC 1473 (7-97)
------------------------------------------------------------------------------------------------------------------------------------

             TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                         (E.G., PUTS, CALLS, WARRANTS, OPTIONS,
                         CONVERTIBLE SECURITIES)

------------------------ ---------------------- ------------------- ------------------ ----------------------- ---------------------
1. Title of Derivative   2. Date Exercisable    3. Title and Amount 4. Conversion or   5. Ownership Form of     6. Nature of
   Security (Instr. 4)      and Expiration         of Underlying       Exercise Price     Derivative Security:     Indirect
                            Date                   Derivative          of Derivative      Direct (D) or            Beneficial
                            (Month/Day/Year)       Securities          Security           Indirect (I)             Ownership
                                                   (Instr. 4)                             (Instr. 5)               (Instr. 4)
------------------------ ----------- ---------- ------------------- ------------------ ----------------------- ---------------------
                            Date     Expiration  Title    Amount or
                         Exercisable    Date              Number of
                                                           Shares
------------------------ ----------- ---------- --------- --------- ------------------ ----------------------- ---------------------

------------------------ ----------- ---------- --------- --------- ------------------ ----------------------- ---------------------

------------------------ ----------- ---------- --------- --------- ------------------ ----------------------- ---------------------

Explanation of Response

(1) These shares will convert into ten (10) shares of Common Stock once the stockholders of Environmental Power Corporation ("EPC") approve an increase in the authorized shares of EPC from 20,000,000 to a greater amount sufficient to permit conversion of all shares in Series.


                             By: /s/ Benjamin Brant
                                 --------------------             August 2, 2001
                                 Name: Benjamin Brant                  Date

** International misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and U.S.C. 78ff(a)

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collections of information contained in this form are not required to respond unless the form displays a currently valid OMB number.